Spectrum Signal Processing Inc.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                                  Burnaby, B.C.
                                     V5A 4X1
                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)

                        NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

         NOTICE IS HEREBY GIVEN that the annual general meeting of Spectrum Signal Processing Inc. (the "Company") will be held in the Boardroom at the Company's offices, at One Spectrum Court, 2700 Production Way, Suite 200, Burnaby, British Columbia on Thursday, the 17th day of May, 2001 at the hour of 1:30 o'clock in the afternoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes: 1. To receive and consider the Report of the Directors to the Members. 2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended December 31, 2000. 3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at six (6). 4. To elect directors to hold office until the next annual general meeting of the Company. 5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company. 6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company. 7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

         The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.



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         A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

         Please advise the Company of any change in your address.

         DATED at Vancouver, British Columbia, this 6th day of April, 2001.



                                          By Order of the Board of

                                          Spectrum Signal Processing Inc.



                                          /S/ Pascal Spothelfer
                                          --------------------------------
                                          PASCAL SPOTHELFER
                                          President & CEO